Exhibit 99.9

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cresco Labs Inc. (the “Company”) 2500 Park Place, 666 Burrard Street Vancouver, British Columbia V6C 2X8 Canada

Item 2.	Date of Material Change

March 3, 2020

Item 3.	News Release

A news release dated March 3, 2020 was disseminated through Business Wire and filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

On March 3, 2020, Joe Caltabiano advised the Company of his decision to resign from the position of President effective immediately.

Item 5.	Full Description of Material Change

On March 3, 2020, Joe Caltabiano advised the Company of his decision to resign from the position of President effective immediately.

Mr. Caltabiano’s management responsibilities will be taken up by CEO and Co-founder Charlie Bachtell as well as other members of the Company’s recently strengthened leadership team.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: John Schetz, General Counsel Telephone: (312) 929-0993 Email: john.schetz@crescolabs.com

Item 9.	Date of Report

March 12, 2020.